24001206

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
| --- |
| 8-70850 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

**FACING PAGE**

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 12/21/22 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

**A. REGISTRANT IDENTIFICATION**

NAME OF FIRM: Allocations Securities, LLC

SEC Mail Processing
JAN 28 2024
Washington, DC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3558 Round Barn Boulevard, Suite 206
(No. and Street)

Santa Rosa (City) CA (State) 95403 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James R. Richards (Name) 214-533-6822 (Area Code – Telephone Number) jim.richards@allocationsx.com (Email Address)

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Phillip V. George, PLLC
(Name – if individual, state last, first, and middle name)

5179 CR 1026 (Address) Celeste (City) Texas (State) 75423 (Zip Code)

02/24/2009 (Date of Registration with PCAOB)(if applicable) 3366 (PCAOB Registration Number, if applicable)

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Kurt Nunez, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Allocations Securities, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President

[signature]
Notary Public

SEE ATTACHED NOTARY



**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**CALIFORNIA JURAT** **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Sonoma

Subscribed and sworn to (or affirmed) before me on

this 22 day of 03, 2024, by
*Date* *Month* *Year*

(1) Kert R Nunez

(and (2) ____________________),
*Name(s) of Signer(s)*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

STEPHANIE N. CYCYK
COMM. #2483764
NOTARY PUBLIC - CALIFORNIA
SONOMA COUNTY
My Comm. Exp. March 05, 2028

*Place Notary Seal and/or Stamp Above*

Signature ____________________
*Signature of Notary Public*

**OPTIONAL**

*Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: ____________________

Document Date: ____________________ Number of Pages: __________

Signer(s) Other Than Named Above: ____________________

ALLOCATIONS SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULE

PERIOD ENDED DECEMBER 31, 2023

## TABLE OF CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Allocations Securities, LLC

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Allocations Securities, LLC as of December 31, 2023, the related statements of operation, changes in member's equity, and cash flows for the period December 21, 2022 (date of SEC registration) to December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Allocations Securities, LLC as of December 31, 2023, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Allocations Securities, LLC's management. Our responsibility is to express an opinion on Allocations Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Allocations Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Allocations Securities, LLC's financial statements. The supplemental information is the responsibility of Allocations Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PHILLIP V. GEORGE, PLLC

We have served as Allocations Securities, LLC's auditor since 2024.

Celeste, Texas
March 21, 2024



5179 CR 1026 CELESTE, TX 75423 214-358-5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

**ALLOCATIONS SECURITIES, LLC**
**Statement of Financial Condition**
**December 31, 2023**

| | | |
|---|---|---|
| ASSETS | | |
| Cash | $ | 189,505 |
| Total Assets | $ | 189,505 |
| LIABILITIES AND MEMBER'S EQUITY | | |
| LIABILITIES | $ | - |
| MEMBER'S EQUITY | | 189,505 |
| Total Liabilities and Member's Equity | $ | 189,505 |

The Accompanying Notes are an Integral Part of the Financial Statements.

**ALLOCATIONS SECURITIES, LLC**
**Statement of Operations**
**For the Period December 21, 2022 to December 31, 2023**

| | |
|---|---|
| Revenues | $ - |
| Expenses | |
| Compensation and related costs | 142,598 |
| Professional fees | 37,500 |
| Occupancy and equipment | 9,392 |
| Technology and communications | 6,460 |
| Regulatory expenses | 4,196 |
| Total Expenses | 200,146 |
| Net Loss | $ (200,146) |

The Accompanying Notes are an Integral Part of the Financial Statements.

**ALLOCATIONS SECURITIES, LLC**
**Statement of Changes in Member's Equity**
**For the Period December 21, 2022 to December 31, 2023**

| | |
|---|---|
| Balance, December 21, 2022 | $ 192,980 |
| Capital contributions | 196,671 |
| Net loss | (200,146) |
| Balance, December 31, 2023 | $ 189,505 |

The Accompanying Notes are an Integral Part of the Financial Statements.

**ALLOCATIONS SECURITIES, LLC**
**Statement of Cash Flows**
**For the Period December 21, 2022 to December 31, 2023**

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net loss | $ (200,146) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Amounts due under expense sharing agreement with Parent recorded as capital contributions | 196,671 |
| Net cash used in operating activities | (3,475) |
| Cash, beginning of period | 192,980 |
| Cash, end of period | $ 189,505 |

**Supplemental cash flows disclosures:**

There was no cash paid during the period for interest or income taxes.

The Parent made non-cash capital contributions totaling $196,671 during the period in lieu of payments being made to the Parent under the expense sharing agreement.

The Accompanying Notes are an Integral Part of the Financial Statements.

**Note 1 - Nature of Business**

Allocations Securities, LLC (the "Company") was organized in October 2021, as a Delaware limited liability Company. The Company is a wholly owned subsidiary of Allocations, Inc. ("Parent"), a Delaware corporation. On December 21, 2022, the Financial Industry Regulatory Authority, Inc. approved the Company's application to act as a broker-dealer registered with the Securities and Exchange Commission. The Company is also a member of the Securities Investor Protection Corp.

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to private placement of securities and operation of alternative trading systems.

The Company's operations will consist primarily in operating an alternative trading system, a trading venue in which a computerized system matches buy and sell orders of securities, developed by the Parent. No revenue transactions were entered into during the period ended December 31, 2023. The Company plans to initiate transactions on the alternative trading system during 2024.

**Note 2 - Significant Accounting Policies**

***Use of Estimates***
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Revenue Recognition***
Revenue from contracts with customers will include fee income. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company will recognize fee income from customer's use of its computerized trading system when the Company has satisfied its performance obligations as stated in the customer agreement, as well as substantially all the revenue is likely to be collected. The Company's performance obligations are generally satisfied and fee income recognized on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. No revenue transactions were entered into during the period ended December 31, 2023.

**Note 2 - Significant Accounting Policies (continued)**

***Leases***

The Company leases corporate office space. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

The Company has elected to apply the short-term lease exception to all leases with a term of one year or less.

***Income Taxes***

The Company is a single member limited liability company and is disregarded for federal income tax purposes. The Company's taxable income or loss is included in the federal tax return of its Parent; therefore, federal income taxes are not payable by, or provided for, the Company.

**Note 3 - Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company had net capital of $189,505, which was $184,505 in excess of its net capital requirement of $5,000. The Company's net capital ratio was zero to 1.

**Note 4 - Related Party Transactions**

The Company is under the control of the Parent and is economically dependent on the Parent. The existence of that control and dependency creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and the Parent were not consummated on terms equivalent to arm's length transactions.

The Company and its Parent have entered into an expense sharing agreement ("Agreement") effective October 7, 2022. The Agreement has no expiration date; however, it may be terminated by either party with 60 days' notice. Under the Agreement, the Parent pays expenses on behalf of the Company, including, but not limited to employee wages and related costs, technology costs, legal, consulting, insurance, rent and information technology services. The Parent allocates a pro-rata portion of such expenses incurred by Parent on account of the Company. Until the Company is in a position to fund its expenses from revenue, the Parent will make non-cash capital contributions in lieu of payments being made under the Agreement. Fees under the Agreement totaled $196,671 for the period ended December 31, 2023, which are presented as follows in the accompanying statement of operations:

| | |
|---|---|
| Compensation and related costs | $ 142,598 |
| Professional fees | 37,500 |
| Regulatory fees | 721 |
| Occupancy and equipment | 9,392 |
| Technology and communications | 6,460 |
| | $ 196,671 |

## Note 5 - Commitments and Contingencies

Operating Leases

The Company leases office facilities under a non-cancelable operating lease expiring in February 2025. Future minimum lease payments due for each of the years ending December 31 are as follows:

| | | |
|---|---|---|
| 2024 | $ | 8,952 |
| 2025 | | 1,492 |
| Thereafter | | - |
| | $ | 10,444 |

Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

## Note 6 - Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2023, and through March 21, 2024, the date the financial statements were available to be issued.

During January and February 2024, the Parent made non-cash capital contributions totaling $25,051 in lieu of payments being made to the Parent under the expense sharing agreement.

**Schedule I**
**ALLOCATIONS SECURITIES, LLC**
**Supplemental Information Pursuant to Rule 17a-5**
**December 31, 2023**

**Computation of Net Capital**

| | |
|---|---|
| Total member's equity qualified for net capital | $ 189,505 |
| Deductions and /or charges | - |
| Net capital | $ 189,505 |
| Aggregate Indebtedness | $ - |
| Computation of basic net capital requirement | |
| Minimum net capital required | $ 5,000 |
| (greater of $5,000 or 6 2/3% of aggregate indebtedness) | |
| Net capital in excess of minimum requirement | $ 184,505 |
| Net capital less greater of 10% of Aggregated Indebtedness or 120% of minimum net capital required | $ 189,505 |
| Ratio of aggregate indebtedness to net capital | 0.00 to 1 |

**Reconciliation of Computation of Net Capital**

There are no material differences between the above computation and the Company's corresponding unaudited Part IIA of Form X-l 7A-5 as of December 31, 2023.

**Statement Regarding the Exemption from the Computation for Determination of Reserve Requirements and Possession or Control Requirements Under Rule 15c3-3**

The Company is considered Non-Covered Firm exempt from 17 C.F.R.§ 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§ 240.17a-5. The Company limits its business activities exclusively to private placement of securities and operation of alternative trading systems. Under these provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession of Control Requirements are not required.

# PHILLIP V. GEORGE, PLLC

CERTIFIED PUBLIC ACCOUNTANT

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
Allocations Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Allocations Securities, LLC(the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placement of securities and operation of alternative trading systems. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Allocations Securities, LLC's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Allocations Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

PHILLIP V. GEORGE, PLLC

Celeste, Texas
March 21, 2024



5179 CR 1026 CELESTE, TX 75423 214 358 5150 FAX 214-358-0222 PHIL@PVGEORGE.COM

**ALLOCATIONS SECURITIES, LLC**
**3558 Round Barn Boulevard, Suite 206**
**Santa Rosa, CA 95403**

## Exemption Report

Allocations Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Allocations Securities, LLC.

I, Kurt Nunez, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________
President

March 21, 2024